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Cameco Announces Agreement to Increase Inkai Production
Saskatoon, Saskatchewan, Canada, August 31, 2011 . . . . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) today announced it has signed a memorandum of agreement with its partner, Kazatomprom, to increase annual uranium production at Joint Venture Inkai Limited Liability Partnership (JVI) from 3.9 million pounds to 5.2 million pounds.
JVI owns and operates the Inkai in-situ recovery uranium mine and processing plant located in central Kazakhstan. JVI is owned by Cameco (60%) and Kazatomprom (40%), the Kazakhstan government owned national atomic company.
Under the memorandum of agreement, Cameco’s share of Inkai’s annual production will be 2.9 million pounds with the processing plant at full capacity. The company will also be entitled to receive profits on 3.0 million pounds.
“This agreement allows for increased production at Inkai to the designed capacity of 5.2 million pounds and advances us toward our goal of doubling annual production to 10.4 million pounds,” said Tim Gitzel, president and CEO of Cameco. “Clearly, Inkai will play a significant role in our plan to double uranium production to 40 million pounds by 2018.”
To implement the increase, Cameco will need a binding agreement finalizing the terms of the memorandum, government approval and an amendment to the JVI resource use contract.
Caution Regarding Forward-Looking Information and Statements
Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. These include the anticipated annual production level at JVI, Cameco’s expected share of Inkai’s annual production, the number of pounds on which Cameco will be entitled to receive profits, the goal of doubling annual production at Inkai to 10.4 million pounds and Cameco’s plan to double uranium production by 2018. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These assumptions include the assumption that Cameco and Kazatomprom will reach a binding agreement to finalize the terms of the memorandum of agreement, the assumption that all necessary government permits and approvals will be obtained, and the assumption that increased production targets can be met. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. Those risks and uncertainties include: Cameco and Kazatomprom are unable to reach a binding agreement; JVI cannot obtain any required government permit or approval; the risk of disruption in production as a result of natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, shortage or lack of supplies critical to production, equipment failures or other development and operation risks; and the risk that JVI or Cameco do not achieve forecast production levels because of a change in mining plans, processing plants are not available, do not function as designed or for other reasons. Certain of these assumptions, risks and uncertainties are discussed in greater detail in Cameco’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.
Qualified Person
The scientific and technical information pertaining to Inkai was prepared under the supervision of Dave Neuburger, a professional engineer employed by Cameco as vice-president, international mining and a qualified person for the purpose of National Instrument 43-101.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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